EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended March 31, 2005

Income before provision for income taxes and fixed charges (Note A)	$59,465,599

Fixed charges:
Interest on first mortgage bonds and secured debt	$10,369,657
Amortization of debt discount and expense less premium	1,934,720
Interest on short-term debt	11,677
Interest on unsecured long-term debt	12,327,984
Interest on note payable to securitization trust	4,250,000
Other interest	405,136
Rental expense representative of an interest factor (Note B)	28,309

Total fixed charges	29,327,483

Ratio of earnings to fixed charges	2.03	x

NOTE A:           For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:             One-third of rental expense (which approximates the interest factor).